SOFTWARE EFFECTIVE SOLUTIONS, INC.

6500 River Place Blvd, Building 7,

Suite 250

Austin, Texas 78730

March 18, 2024

VIA EDGAR

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Software Effective Solutions, Corp.

Offering Statement on Form 1-A

Filed March 11, 2024

File No. 024-12408

Ladies and Gentlemen:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement on Form 1-A be accelerated and be declared qualified Wednesday, March 20, 2024, at 4:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement on Form 1-A will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Jose Gabriel Diaz

Jose Gabriel Diaz

Chief Executive Officer

Software Effective Solutions, Inc.